U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM U5B

                             REGISTRATION STATEMENT

                       Filed Pursuant to Section 5 of the

                   Public Utility Holding Company Act of 1935

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                                   Enron Corp.

                              (Name of Registrant)

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                      Robert H. Walls, Jr., General Counsel

                   David M. Koogler, Assistant General Counsel

                                   Enron Corp.

                               Four Houston Center

                             1221 Lamar, Suite 1600

                             Houston, TX 77010-1221

                              Tel. (713) 853-6161

                            Facsimile (713) 646-3092

     By order dated March 9, 2004, Holding Co. Act Release No. 27809 (the "Omnibus Order") the Securities and Exchange Commission ("SEC" or "Commission") authorized Enron Corp. ("Enron") to file its "Disclosure Statement for Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code" ("Disclosure Statement") in lieu of the information otherwise required by Form U5B. In addition, the Omnibus Order requires Enron to provide such additional information as may be required by the Commission Staff.

     In accordance with the requirements of Form U5B, as modified by the Omnibus Order, Enron provides below the information it has provided to the Commission and the public in the Disclosure Statement and other documents. Specifically, this Registration Statement refers to the following exhibits: (a) the Disclosure Statement,/1 (b) Enron's Voluntary Petition,/2 (c) Enron's Statement of Financial Affairs,/3 (d) Enron's Schedule of Assets and Liabilities,/4 (e) Portland General Electric Company's ("Portland General") Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-5532-99, filed March 22, 2004 ("Portland General's 2003 Annual Report on Form 10-K"), (f) exhibits from testimony filed by Enron in Administrative Proceeding File No. 3-10909, (g) annual reports that Portland General filed with the Oregon Public Utility Commission and (h) a list of Enron's subsidiaries.


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1 All references to the Disclosure Statement should be deemed to include the
Plan Supplement to the Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code on Form 8-K, File No. 1-13159, filed on March 16, 2004.

2 Beginning on December 2, 2001, and continuing thereafter, Enron and certain subsidiaries (collectively "Debtors") filed voluntary petitions with the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court") under chapter 11 of title 11 of the United States Code ("Bankruptcy Code"). The Voluntary Petitions for the Debtors are available online at: http://www.enron.com/corp/chapter11/

3 Each Debtor filed a Statement of Financial Affairs with the Bankruptcy Court. The Statements of Financial Affairs contain information about the Debtor's income, litigation, employees and other specific information about the operation of the Debtor's business. The Statements of Financial Affairs for the Debtors are available online at: http://www.enron.com/corp/chapter11/

4 Each Debtor also filed a Schedule of Assets and Liabilities with the Bankruptcy Court. The Schedules of Assets and Liabilities list all of the Debtor's assets and liabilities including real property, personal property, secured and unsecured claims, executory contracts and unexpired leases. The Schedules of Assets and Liabilities for the Debtors are available online at: http://www.enron.com/corp/chapter11/

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

                             REGISTRATION STATEMENT

     The undersigned holding company hereby submits this registration statement to the Securities and Exchange Commission pursuant to Section 5 of the Public Utility Holding Act of 1935.

1.   Exact name of registrant

               Enron Corp.

2.   Address of principal executive offices

               Mailing Address:
               Enron Corp.
               P.O. Box 1188
               Houston, TX 77251-1188

               Street Address:
               Enron Corp.
               Four Houston Center
               1221 Lamar, Suite 1600
               Houston, TX 77010-1221

3.   Name and address of chief accounting officer

               Richard A. Lydecker
               Enron Corp.
               Four Houston Center
               1221 Lamar, Suite 1600
               Houston, Texas 77010-1221

4. Furnish information regarding the name, type of organization, state of organization and type of business for the registrant and each subsidiary company thereof:

The required information is being provided in Exhibit 31.

                                    BUSINESS

5.   Describe briefly:

(a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries;

     A general description of Enron's only public utility subsidiary, Portland General, is found in Exhibit 11, on page 398 of the Disclosure Statement. Portland General's service


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area population and number of retail customers are also listed in Exhibit 11, on page 398 of the Disclosure Statement. Additionally, Portland General's operating revenues for 2000, 2001 and 2002 are listed in Exhibit 11, on page 399 of the Disclosure Statement, and Portland General's power contracts are also described in Exhibit 11, on pages 403-06 of the Disclosure Statement. Portland General's operating revenues for 2003 (as well as 2001 and 2002) are listed, in Exhibit
15, in Item 1 of Portland General's 2003 Annual Report on Form 10-K.

     A general description of the business of Enron's other subsidiaries is provided in Exhibit 3, on pages 101-04 of the Disclosure Statement. Also, descriptions of some of Enron's specific subsidiaries, as well as information on the scope and magnitude of their operations, can be found in Exhibit 12, on pages 431-40 of the Disclosure Statement, and Exhibit 13, on pages 485-529 of the Disclosure Statement. Additionally, the responses to Questions 1 and 2 of each Debtor's Statement of Financial Affairs, an example of which is being provided in Exhibit 17, list the Debtor's income, thus providing further evidence of the scope and magnitude of its operations.

(b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

     The most substantial change in the character of Enron's business was the filing by Enron and other Debtors of voluntary petitions under chapter 11 of the Bankruptcy Code and related events. These events, and the Plan filed by the Debtors, are summarized in Exhibit 1, on pages 1-93 of the Disclosure Statement, and in Exhibit 10, on pages 338-97 of the Disclosure Statement. General information on the chapter 11 cases can be found throughout the Disclosure Statement as well./5 The effect of Enron's bankruptcy on Portland General and other changes in Portland General's business, including rate changes, are discussed in Exhibit 15, in Item 7 and Item 8 (note 16) of Portland General's 2003 Annual Report on Form 10-K, as well. Additionally, changes in Portland General's business due to, among other things, the introduction of retail competition in Oregon are discussed in Exhibit 11, on pages 402-03 of the Disclosure Statement, and Exhibit 15, in Item 1 of Portland General's 2003 Annual Report on Form 10-K.

                                    PROPERTY

6. Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

     Portland General's wholly owned and jointly owned property is described in
Exhibit 11, on pages 408-11 of the Disclosure Statement, and Exhibit 15, in Item 2 of Portland General's 2003 Annual Report on Form 10-K. Portland General's ownership share of


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5 The entire Disclosure Statement is available at www.enron.com and is incorporated by reference to Exhibit 2.2 of Enron's Current Report on Form 8-K dated January 9, 2004 (filed January 12, 2004, SEC File No. 001-13159).


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properties that are jointly owned is listed in Exhibit 11, on page 410 of the
Disclosure Statement. Additionally, each Debtor's real property is listed in Schedule A of the Debtor's Schedule of Assets and Liabilities, an example of which is being provided in Exhibit 23. Finally, there are descriptions of the property of certain other Enron subsidiaries in Exhibit 12, on pages 457-61 of the Disclosure Statement, and Exhibit 13, on 485-529 of the Disclosure Statement.

                             INTERSTATE TRANSACTIONS

7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish information for the last calendar year/6:

     The issue of Portland General's interstate electric and gas transactions has been fully reviewed by the Commission in Administrative Proceeding File No. 3-10909, and the result of that review culminated in findings made by the Commission in Enron Corp., Holding Company Act Release No. 27782 (December 29,
2003). The record of the proceeding would satisfy the Item 7 requirements. A copy of exhibit JP-5, filed in that proceeding, is being provided in Exhibit 29.

                             SECURITIES OUTSTANDING

8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

                                   FUNDED DEBT

     Each Debtor's funded debt is listed in Schedule D of the Debtor's Schedule of Assets and Liabilities, an example of which is being provided in Exhibit 25. Portland General's funded debt is described in Exhibit 15, in Item 7 of its 2003 Annual Report on form 10-K and in its Current Report on Form 8-K, filed on May 26, 2004, File No. 1-5532-99.

                                  CAPITAL STOCK

     Enron's capital stock is listed in Exhibit 4, on pages 108-10 of the Disclosure Statement, and Portland General's capital stock is listed in Exhibit 11, on pages 423-24 of the Disclosure Statement, and in Exhibit 15, in Item 8 (note 4) of Portland General's 2003 Annual Report on Form 10-K. Also, the responses to Questions 2(d) and 2(e) of Exhibit A to the Voluntary Petitions of each Debtor that is a reporting company under statutes administered by the Commission, an example of which is being provided as Exhibit 16, list the number of shares of the Debtor's common and preferred stock.


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6 Show, for each State in which the company operates electric energy and/or gas transmitted out of State and received from out of state including all electric energy and/or gas delivered and received at State lines. Do not show net balance. If exact amounts are not known, give estimate.


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

                             CONTINGENT LIABILITIES

     Portland General's contingent liabilities are described in Exhibit 15, in
Item 8 of its 2003 Annual Report on form 10-K. The Debtors' contingent liabilities are described in Exhibit 4, on pages 105-06 of the Disclosure Statement, in Exhibit 5, on pages 110-200 of the Disclosure Statement, and in
Exhibit 7, on page 206 of the Disclosure Statement. Each Debtor's contingent liabilities are also listed throughout Schedules D, E, and F of each Debtor's Schedule of Assets and Liabilities, examples of which are being provided as Exhibits 25, 26 and 27.

                                OTHER SECURITIES

     Other securities are described in Exhibit 5, on pages 110-200 of the Disclosure Statement and in Exhibit 13, on 485-529 of the Disclosure Statement.

                        INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

     In Schedule B-12 and B-13 of each Debtor's Schedule of Assets and Liabilities, examples of which are being provided in Exhibit 24, each Debtor lists all of its direct ownership interests, including those in system companies, the percentage ownership interests in each company and the book value of the investment in such company. Some investments in system securities are also described in more detail in Exhibit 5, on pages 110-205 of the Disclosure Statement.

                         INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit account shown on the balance sheet of the company owing such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.


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

     As indicated above, Schedules B-12 and B-13 of each Debtor's Schedule of Assets and Liabilities, examples of which are being provided in Exhibit 24, provide the information required in this item as these schedules list each Debtor's direct ownership interests in any company, the percentage ownership interests in each company and the book value of such company.

                        INDEBTEDNESS OF SYSTEM COMPANIES

11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to one person exceeds $25,000 or an amount exceeding 2% of the total of the debt accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness: (a) Debts owed to associate companies and (b) Debts owed to others.

     Portland General's long-term debt is listed in Exhibit 11, on page 415 of the Disclosure Statement. Other debts are listed in Exhibit 15, in Item 8 of Portland General's Annual Report on Form 10-K (including Note 13, which describes Portland General's intercompany debt) and in Portland General's Current Report on Form 8-K, filed on May 26, 2004, File No. 1-5532-99. Also, the response to Question 3b of each Debtor's Statement of Financial Affairs, examples of which are being provided in Exhibits 17 and 18, contains intercompany accounts receivable and accounts payable and intercompany notes receivable and notes payable for each Debtor. See also, Appendix C of the Disclosure Statement and Exhibit F to the Plan.

     Furthermore, Schedules D, E and F of each Debtor's Schedule of Assets and Liabilities, examples of which are being provided in Exhibits 25, 26 and 27, show the debts owed by each Debtor. Debts of certain non-Debtor subsidiaries are described in Exhibit 13, on pages 485-529 of the Disclosure Statement and
Exhibit 14, in Appendix I of the Disclosure Statement. Additionally, debts associated with financing transactions are listed in Exhibit 5, on pages 110-200 of the Disclosure Statement.

                                PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases to which the registrant or any subsidiary company thereof is a party), which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

     Portland General's leases are described in Exhibit 11, on page 411 of the Disclosure Statement, and in Exhibit 15, in Item 2 and Item 8 (note 7) of Portland General's Annual Report on Form 10-K. Also, Schedule G of each Debtor's Statement of Financial Affairs, an example of which is being provided in Exhibit 28, lists the unexpired leases of each


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Debtor along with executory contracts. Leases of certain other non-Debtor subsidiaries are described in Exhibit 12, on pages 457-61 of the Disclosure Statement, and in Exhibit 13, on page 497 of the Disclosure Statement. Synthetic leases of Enron and its subsidiary companies are described in Exhibit 5, on pages 138-40, 160-62 and 177-78 of the Disclosure Statement.

                                 SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give information with respect to each such issue or sale.

     Securities issued and sold by Portland General during the last year are included in Exhibit 15, in Item 7 of Portland General's Annual Report on Form 10-K. Additionally, financing transactions where other Enron subsidiaries sold securities during the last 5 years are described in Exhibit 5, on pages 110-200 of the Disclosure Statement.

                AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14. (a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary; and (b) Describe briefly the nature of any financial interest (other than ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

     Enron and its subsidiaries have no current agreements for the distribution of securities. However, some securities may be distributed to creditors under the chapter 11 Plan. A description of these potential distributions is provided in Exhibit 1, on pages 26-30 of the Disclosure Statement.

                    TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

(a) List the twenty largest holders and the title of issue, holder of record and address, number of shares owned and per cent of class;

     This information is being submitted pursuant to a request for confidential treatment under 17 C.F.R. s. 250.104.


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

(b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held; and

Enron Corp. Common Issue No. 7405

Number of accounts with 1000 shares or greater:                            9,556
Aggregate number of shares held:                                     771,896,828

Enron Corp. Cumul. Second Pfd Conv. Stk Issue No. 7398

Number of accounts with 1000 shares or greater:                                5
Aggregate number of shares held:                                         485,926

(c) Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

Enron Corp. Common Issue No. 7405

Number of accounts with less than 1000 shares:                            49,663
Aggregate number of shares held:                                       9,447,226

Enron Corp. Cumul. Second Pfd Conv. Stk Issue No. 7398

Number of accounts with less than 1000 shares:                               121
Aggregate number of shares held:                                           8,447


                       OFFICERS, DIRECTORS, AND EMPLOYEES

16.

(a) Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

     State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.


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

(b) Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

(c) Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

(d)  Contracts.

     If any such director, trustee or officer as aforesaid:

(1) Has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

(2) Either individually or together with the members of his immediate family owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,

(3) Has any other beneficial interest in an existing contract to which any such company is a party;

Describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer, trustee or director therein.

(e) Banking Connections. If any such director, trustee or officer, is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17 (c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

Response:

     The members of the current Enron Board of Directors are listed in Exhibit 8, on pages 231-32 of the Disclosure Statement. Portland General's directors and officers are listed and described in Exhibit 15, in Item 10 of Portland General's 2003 Annual Report on


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Form 10-K, as is their compensation. Also, Portland General's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2004, filed May 11, 2004, File No. 1-5532-99, describes the addition of a new director to Portland General's Board. The response to Question 21 of each Debtor's Statements of Financial Affairs, examples of which are provided in Exhibits 17 and 21, lists the officers and directors of each Debtor along with the percentage ownership interest of the officer or director in such Debtor. The directors of certain non-Debtor subsidiaries are listed in Exhibit 12, on pages 467-69 of the Disclosure Statement, and in Exhibit 13, on pages 539-41 of the Disclosure Statement.

     Also, payments to directors, officers and employees of Debtors and non-Debtors during the prior year are listed in Exhibit 18, in Exhibits 3b.2 and 3b.3 of Enron's Statement of Financial Affairs. The "stay bonus" of more than $50,000 paid to each employee of the Debtor companies, including officers, is listed in Exhibit 20, in Exhibit 10a of Enron's Statement of Financial Affairs. Bonuses paid to 76 employees in connection with the failed Dynegy merger are listed in Exhibit 18, in Exhibit 3a.2 of Enron's Statement of Financial Affairs.

     Loan advances made to certain employees are listed in Exhibit 18, in
Exhibit 3b.2 of Enron's Statement of Financial Affairs.

     On March 9, 2004, Enron requested a No-Action letter as a result of the presence of persons affiliated with commercial and investment banks on its board of directors following Enron's registration as a holding company under Section 5 of the Act. The Office of Public Utility Regulation ("Office") responded that based on the facts presented, the Office would not recommend any enforcement action against Enron. See Enron Corp., SEC No-Action Letter, File No. 132-3 (March 11, 2004).

                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against the registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

     Portland General currently has secured and unsecured bonds outstanding, as described in Exhibit 15, in Item 7 of Portland General's 2003 Annual Report on Form 10-K, and its Current Report on Form 8-K, filed on May 26, 2004, File No. 1-5532-99. The claims that any trustee may have against Enron or any subsidiary Debtor are listed in Schedules D, E and F of each Debtor's Schedule of Assets and Liabilities, examples of which have been provided in Exhibits 25, 26 and 27. See also, Sections III.D and XVII of the Disclosure Statement and Section 32.15 of the Plan.


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

                    SERVICE, SALE AND CONSTRUCTION CONTRACTS

18. As to each service, sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

     Enron's related party transactions are described in Item 1.E.7 of the Omnibus Application on Form U-1, incorporated by reference to File No. 70-10200, filed February 6, 2004. Portland General's Master Services Agreement with Enron is described in Exhibit 11, on page 381 of the Disclosure Statement, and other related party transactions are described in Exhibit 15, in Item 7 and Item 8 (note 13) of Portland General's 2003 Annual Report on Form 10-K. Related party contracts of certain non-Debtor subsidiaries are listed in Exhibit 10, on page 382 of the Disclosure Statement, Exhibit 11, on pages 476 and 478-79 of the Disclosure Statement, and Exhibit 12, on pages 492-93 of Disclosure Statement. Also, in Exhibit 14, pages 16-18 of Citrus Corp.'s financial statement and pages 24-26 of Transwestern's financial statements disclose related party transactions with certain other Enron subsidiaries. Sales contracts with other related entities are described in Exhibit 6, on pages 201-02 of the Disclosure Statement.

                                   LITIGATION

19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

(1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

(2)  Proceedings involving any franchise claimed by any such company;

(3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

(4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;


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

(5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

     Portland General's litigation is described in Exhibit 11, on pages 418-23 of the Disclosure Statement, and the Debtors' litigation is described in Exhibit 9, on pages 251-306, 323-26, and 330-38 of the Disclosure Statement. Portland General's litigation is also described in Exhibit 15, in Item 3 of its 2003 Annual Report on Form 10-K and in its Current Report on Form 8-K, filed on May 26, 2004, File No. 1-5532-99.

     Certain non-Debtor subsidiaries' litigation is described in Exhibit 12, on pages 464-67 of the Disclosure Statement and Exhibit 13, on pages 532-38 of the Disclosure Statement. Also, Appendix E of the Disclosure Statement lists cases consolidated into the "Newby Action," Appendix F of the Disclosure Statement lists cases consolidated into the "Tittle Action," Appendix S of the Disclosure Statement lists additional avoidance actions the Debtors may be involved in and Appendix O of the Disclosure Statement lists potential causes of action of the Debtors./7 Additionally, the response to Question 4a of each Debtor's Statement of Financial Affairs, examples of which are being provided as Exhibits 17 and 19, may describe additional litigation.


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7 The entire Disclosure Statement is available at
http://www.enron.com/corp/por/disclosure.html and is incorporated by reference to Exhibit 2.2 of Enron's Current Report on Form 8-K dated January 9, 2004 (filed January 12, 2004, SEC File No. 001-13159).


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

                                    EXHIBITS

EXHIBIT A - Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class of voting securities of each subsidiary owned by the registrant and by each subsidiary company.

     The exceedingly complex nature of Enron's corporate structure and the ongoing dissolution of Enron system companies make it highly impractical to provide a corporate chart.

EXHIBIT B - With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8 (b) and those of the holders of any warrants, options or other securities described in the answer to Item 8 (d), and of any limitations on such rights, there shall also be included the text appearing on each certificate, or a copy of each resolution or other document establishing or defining such rights and limitations. Each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

     Portland General's articles of incorporation and bylaws are found in
Exhibit 15, in Exhibit 3.1 and Exhibit 3.5, respectively, of its 2003 Annual Report on Form 10-K. A copy of Portland General's stock certificate can be found in Exhibit 30.

EXHIBIT C

(a) With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

     Portland General's indentures can be found in Exhibit 15, in Exhibits 4.1-4.8 of its 2003 Annual Report on Form 10-K.

(b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in Section 2 (a) (18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

     Portland General's relevant material contracts can be found in Exhibit 15, in Exhibits 10.1-10.14 of its 2003 Annual Report on Form 10-K.

EXHIBIT D - A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

     As explained in Exhibit 2, on page 94 of the Disclosure Statement, and Enron's November 8, 2001 report on Form 8-K, File No. 1-13159, Enron's consolidated financial statements for fiscal years ended December 31, 1997 through 2000 and for the first and second quarters of 2001 cannot be relied upon. Also, Exhibit 2 and Exhibit 99.1 of Enron's April 22, 2002 report on Form 8-K, File No. 001-13159, show that the consolidated financial statements for the third quarter of 2001 also cannot be relied upon. Additionally, Enron does not have public accountants. Therefore, Enron is unable to provide financial statements.

EXHIBIT E - For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

(1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

(2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

     (a)  Generating plants - kind and capacity;

     (b) Transmission lines - voltage, number of circuits, kind of supports, kind and size of conductors;

     (c)  Transmission substations - capacity.

     (d)  Distribution substations - capacity.

     (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

(3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

(4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

     (a)  Generating plants - kind and daily capacity;

     (b)  Holders - kind and capacity;

     (c)  Compressor stations - capacity in horsepower;

     (d) Transmission pipe lines - size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

     (e) Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises; giving names of such companies and other enterprises;

     (f) General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

     Maps of Portland General's service area and certain utility assets are incorporated by reference to Exhibit Nos. PL-2 and PL-3 to the November 15, 2002 Prepared Direct Testimony of Pamela Lesh in Enron's Section 3(a)(1) exemption proceeding, Administrative Proceeding File No. 3-10909. A map of Portland General's service territory and generating facilities, along with each facility's kind and capacity can also be found in Exhibit 11, on page 409 of the Disclosure Statement. Additionally, a map showing the pipelines of certain gas subsidiaries of Enron is being provided in Exhibit 12, on page 428 of the Disclosure Statement, and a description of such properties is found in Exhibit 12, on pages 457-461 of the Disclosure Statement. Pursuant to 17 CFR s. 232.311(e), this exhibit is being submitted on paper under cover of Form SE.

EXHIBIT F - Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated.

     Enron no longer provides annual reports to its shareholders and Portland General does not issue annual reports to its shareholders as Enron is its sole shareholder.

EXHIBIT G - Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Energy Regulatory Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed."

     On June 1, 2004, Enron submitted to the SEC copies of (a) Portland General's 2003 Affiliate Interest Report and (b) the 2003 state version of the Federal Energy Regulatory Commission Form No. 1 pursuant to Rule 29 (17 C.F.R.
s. 250.29).

EXHIBIT H - Typical forms of service, sales, or construction contracts described in answer to Item 18:

     The Master Services Agreement between Portland General and Enron is incorporated by reference to Exhibit M of Enron's Pre-effective Amendments for Application on Form POS AMC, File No. 70-10200, filed March 16, 2004.

     This registration statement comprises:

     (a)  Pages numbered 1 to 17, consecutively.
     (b)  The following Exhibits:

                                  EXHIBIT INDEX

------- ------------------------------------------------------------------------
Exhibit                              Description of Documents
Number
------- ------------------------------------------------------------------------
    1    Disclosure Statement, pages 1-93
------- ------------------------------------------------------------------------
    2    Disclosure Statement, page 94
------- ------------------------------------------------------------------------
    3    Disclosure Statement, pages 101-04
------- ------------------------------------------------------------------------
    4    Disclosure Statement, pages 104-10
------- ------------------------------------------------------------------------
    5    Disclosure Statement, pages 110-200
------- ------------------------------------------------------------------------
    6    Disclosure Statement, pages 200-05
------- ------------------------------------------------------------------------
    7    Disclosure Statement, pages 206-07
------- ------------------------------------------------------------------------
    8    Disclosure Statement, pages 231-32
------- ------------------------------------------------------------------------
    9    Disclosure Statement, pages 251-338
------- ------------------------------------------------------------------------
   10    Disclosure Statement, pages 338-397
------- ------------------------------------------------------------------------
   11    Disclosure Statement, pages 397-425
------- ------------------------------------------------------------------------
   12    Disclosure Statement, pages 425-80
------- ------------------------------------------------------------------------
   13    Disclosure Statement, pages 480-541
------- ------------------------------------------------------------------------
   14    Disclosure Statement, Appendix I
------- ------------------------------------------------------------------------
   15    Portland General 2003 Annual Report on Form 10-K
------- ------------------------------------------------------------------------
   16    Enron Corp. Voluntary Petition
------- ------------------------------------------------------------------------
   17    Enron Corp. Statement of Financial Affairs
------- ------------------------------------------------------------------------
   18    Enron Corp. Statement of Financial Affairs, Exhibits 3a.1-3b.3
------- ------------------------------------------------------------------------
   19    Enron Corp. Statement of Financial Affairs, Exhibit 4.a
------- ------------------------------------------------------------------------
   20    Enron Corp. Statement of Financial Affairs, Exhibit 10a
------- ------------------------------------------------------------------------
   21    Enron Corp. Statement of Financial Affairs, Exhibit 21b
------- ------------------------------------------------------------------------
   22    Enron Corp. Schedule of Assets and Liabilities, Summary of Schedules
------- ------------------------------------------------------------------------
   23    Enron Corp. Schedule of Assets and Liabilities, Schedule A
------- ------------------------------------------------------------------------
   24    Enron Corp. Schedule of Assets and Liabilities, Schedule B (Including
          Exhibits)
------- ------------------------------------------------------------------------
   25    Enron Corp. Schedule of Assets and Liabilities, Schedule D
------- ------------------------------------------------------------------------
   26    Enron Corp. Schedule of Assets and Liabilities, Schedule E
------- ------------------------------------------------------------------------
   27    Enron Corp. Schedule of Assets and Liabilities, pages 1-10 of
          Schedule F
------- ------------------------------------------------------------------------
   28    Enron Corp. Schedule of Assets and Liabilities, pages 1-10 of
          Schedule G
------- ------------------------------------------------------------------------
   29    Exhibit No. JP-5 of the November 15, 2002 Prepared Direct Testimony of
          James Piro in Administrative Proceeding File No. 3-10909
------- ------------------------------------------------------------------------
   30    Exhibit No. RB-3 of the November 15, 2002 Prepared Direct Testimony of
          Raymond M. Bowen in Administrative Proceeding File No. 3-10909
------- ------------------------------------------------------------------------
   31    List of Enron Corp. Subsidiaries
------- ------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, and the Omnibus Order, the registrant has caused this registration statement to be duly signed on its behalf in Houston, Texas on the 4th day of June 2004.

                              Enron Corp.

                              By:  /s/ Raymond M. Bowen, Jr.
                                 ---------------------------
                              Raymond M. Bowen, Jr.
                              Executive Vice President and Chief Financial
                              Officer of Enron Corp.

                                  VERIFICATION

Houston, Texas

     In accordance with the Omnibus Order, as it modifies the requirements of Form U5B, the undersigned being duly sworn and deposes and says that he has duly executed the attached registration statement dated June 4, 2004 for and on behalf of Enron Corp.; that he is the Executive Vice President and Chief Financial Officer of Enron Corp.; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                               /s/ Raymond M. Bowen, Jr.
                              -------------------------------
                              Raymond M. Bowen, Jr.

(Official Seal)

Subscribed and sworn to before me this June 4, 2004.

/s/ Dinah K. Sultanik
------------------------------------
Notary Public